HIGHLANDS REIT, INC.

2809 Butterfield Road, Suite 360

Oak Brook, Illinois 60523

February 5, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Tom Kluck

                     Legal Branch Chief, Office of Real Estate and Commodities

Re:	Highlands REIT, Inc.
Form 10-12B
Filed on December 23, 2015
File No. 001-37667

Dear Mr. Kluck,

On December 23, 2015, Highlands REIT, Inc., a Maryland corporation (the “Company” or “we”), filed with the Securities and Exchange Commission a registration statement on Form 10-12B (File No. 001-37667) (the “Registration Statement”) under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Company hereby requests immediate withdrawal of the Registration Statement, along with any exhibits. The Company inadvertently filed the Registration Statement as Form 10-12B and intended to file a registration statement on Form 10-12G under Section 12(g) of the Exchange Act. The Company is withdrawing the Registration Statement in order to file a Form 10-12G.

If you have any questions regarding this matter, please contact Cathy Birkeland of Latham & Watkins LLP at (312) 876-7681 or cathy.birkeland@lw.com.

[Signature page follows.]

Very truly yours,

/s/ Richard Vance
Richard Vance
President and Chief Executive Officer

CC: Cathy A. Birkeland